PNC Investments LLC and Subsidiary
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
Consolidated Statement of Financial Condition as of
December 31, 2018

PNC Investments LLC and Subsidiary
Index
December 31, 2018

Page(s)

Report of Independent Registered Public Accounting Firm..1

Consolidated Statement of Financial Condition

Statement of Financial Condition..2

Notes to Financial Statements..3–10



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of PNC Investments LLC:

Opinion on the Financial Statement – Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of PNC Investments
LLC and subsidiary (the "Company") as of December 31, 2018, including the related notes (collectively
referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement
presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in
conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our
responsibility is to express an opinion on the Company's consolidated financial statement based on our
audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) ("PCAOB") and are required to be independent with respect to the Company in
accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities
and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the
PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the consolidated financial statement is free of material misstatement, whether due to error
or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated
financial statement, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in
the consolidated financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the
consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhousecoopers LLP

Pittsburgh, Pennsylvania
February 28, 2019

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2018

(in thousands of dollars)

Assets

Cash and cash equivalents	$	148,261
Deposits with clearing organizations		50
Receivables from brokers, dealers and others		20,610
Receivables from mutual funds		4,919
Property and equipment at cost, net of accumulated depreciation		8,032
Deferred tax asset		5,471
Prepaid expense and other assets		8,961
Total Assets	$	196,304

Liabilities and Member's Equity

Liabilities

Accrued salary and benefits	$	41,392
Accrued tax liability		1,614
Deferred business development credits		324
Payable to affiliates		2,872
Other liabilities		2,413
Total Liabilities		48,615
Member's equity		147,689
Total Liabilities and Member's Equity	$	196,304

PNC Investments LLC and Subsidiary

The accompanying notes are an integral part of these consolidated financial statements.

2

PNC Investments LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2018

1.   **Organization**

PNC Investments LLC and Subsidiary (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNC Investments LLC is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). PNC Investments LLC is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC (PNCIS), a wholly owned subsidiary of PNC Investments LLC. PNCIS engages in the retail sale of fixed annuities, life insurance, and other insurance products. At December 31, 2018 PNCIS had total assets of $16.4 million, total liabilities of $0.6 million and member's equity of $15.8 million.

2.   **Significant Accounting Policies**

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 60 days or less.

Deposits With Clearing Organizations
Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Receivables
Receivables from brokers, dealers and other include the following: a) accrued revenue from the Company's Clearing Agent (Note 9) which is settled on a monthly basis; b) accrued annual service fees charged annually for most brokerage accounts which are settled on an annual basis; and c) accrued annuity commissions and trailer fees associated with the sale of variable and fixed annuity products which are generally settled on a quarterly basis. Receivables from mutual funds include revenue share accruals and accrued trailer fees which are generally settled on a quarterly basis.

Depreciation and Amortization
Property and equipment are depreciated over their estimated useful lives using the straight-line method. We use estimated useful lives for furniture and equipment ranging from 5 to 10 years.

We purchase, as well as internally develop and customize, certain software to enhance or perform internal business functions. Purchased software is depreciated using the straight-line method over a period of 5 years. Software development costs incurred in the planning and post-development project stages are charged to Noninterest expense. Costs associated with designing software configuration and interfaces, installation, coding programs and testing systems are capitalized and amortized using the straight-line method over periods ranging from one to 5 years.

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606 - Revenue from Contracts with Customers (Topic 606) on January 1, 2018 under the modified retrospective approach. There was no cumulative-effect adjustment to our consolidated financial position.

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of specific assets and liabilities and are measured using the enacted tax rates and laws that we expect will apply at the time when we believe the differences will reverse.

PNC assumes all state tax liabilities on behalf of the Company; therefore, any state tax expense/benefit is immediately settled and accounted for as a capital adjustment.

3.   **Regulatory Requirements**

As a registered broker-dealer and investment advisor, PNC Investments LLC operates in a regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, PNC Investments LLC is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of PNC Investments LLC and to impose sanctions for noncompliance.

As a registered broker/dealer, PNC Investments LLC is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. PNC Investments LLC computes net capital under the alternative method permitted by the Rule. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2018, the Company had net capital of $91.9 million, excluding PNCIS, which was $91.7 million in excess of its required net capital.

Additionally, PNC Investments LLC claims the exempted provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) since it does not hold customer funds or safekeep customer securities. PNC Investments LLC clears all securities transactions on a fully disclosed basis through its clearing firm except for (1) variable annuity transactions, which are effected directly with issuers on an application way basis, and (2) transactions that are executed on a wire order basis through its clearing firm and application way basis directly with issuers. See Note 9 for details of PNC Investments LLC's clearing arrangement.

4.   **Income Taxes**

Significant components of the Company's net deferred tax asset as of December 31, 2018, are as follows:

(in thousands of dollars)

Employee benefits	$	1,728
Compensation		3,940
Fixed assets and software		(543)
Intangibles		1,117
Other		(771)
Net deferred tax asset	$	5,471

Examinations were completed for PNC's consolidated federal income tax returns for 2014 through 2015. The IRS is currently examining PNC's consolidated federal income tax returns for 2016 and 2017.

5.   **Related-Party Transactions**

Cash and cash equivalents as of December 31, 2018 includes $5.4 million of cash on deposit with the Parent and $142.5 million of cash invested in a money market mutual fund with BlackRock, an affiliate of PNC. This investment is carried at fair value.

The Company also utilizes the Retail Trading Desk services of PNCCM (PNC Capital Markets LLC) to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company. As of December 31, 2018, the Company had a payable to PNCCM of $0.4 million which is reflected in payables to affiliates on the Consolidated Statement of Financial Condition.

The Company participates in the PNC single employer pension plans as described in Note 6. The Company had a payable due to PNC of $5.7 million at December 31, 2018, which is reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

The Company also had a payable due to PNC for post-retirement benefits of $2.3 million which is reflected in accrued salary and benefits on the Consolidated Statement of Financial Condition.

6.   **Employee Benefit Plans**

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN 25-1435979), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation.

All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. Beginning in 2018, the plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria.

PNC maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified plans are unfunded as of December 31, 2018.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to Company's plan participants. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation - Retirement Benefits. As of December 31, 2018, assets of the PNC qualified defined benefit pension plan were $5.0 billion and the projected benefit obligation was $4.4 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC and the Parent made a voluntary contribution totaling $200 million to the pension plan in September 2018. Notwithstanding this contribution, PNC's required contribution for 2019 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company. Company contributions to the ISP were $4.7 million for the year ended December 31, 2018.

7.   **Stock Based Compensation Plans**

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar-denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 33 million at December 31, 2018. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 34 million shares at December 31, 2018.

Certain employees of the Company receive options and awards under the PNC Incentive Plans.

Nonqualified Stock Options

PNC did not grant any stock options in 2018. All stock options previously granted to employees of the Company were fully exercised or otherwise forfeited/canceled as of the prior year ended December 31, 2016.

Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards

The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock prices on the date of grant with a reduction for estimated forfeitures. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals. Additionally, certain incentive/performance unit awards require subsequent adjustment to their current market value due to certain discretionary risk review triggers.

The weighted-average grant-date fair value of incentive/performance unit awards and restricted share/ restricted share unit awards granted in 2018 was $154.51 per share.

Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards - Rollforward

	Nonvested Incentive/ Performance Units	Weighted-Average Grant Date Fair Value	Nonvested Restricted Share/ Restricted Share Units	Weighted Average Grant Date Fair Value
December 31, 2017	5,507 $	95.64	70,212 $	94.65
Granted	—	—	15,221	154.51
Vested/ Released	(2,299) $	90.96	(26,461)	92.30
Forfeited	—	—	(1,420)	108.63
December 31, 2018	3,208 $	98.99	57,552 $	111.22

In the preceding table, the units and related weighted-average grant date fair value of the incentive/ performance unit awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

8. **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. The aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was not material as of December 31, 2018. This accrual is included in other liabilities on the Consolidated Statement of Financial Condition.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued.

In the Company's experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter

presents meaningful legal uncertainties, including novel issues of law; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that it is reasonably possible we could incur.

The Company includes in the descriptions of individual matters described below ("Disclosed Matters") certain information related to the plaintiff's claim against the Company alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

Regulatory and Governmental Matters

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business. Over the last few years, the Company has experienced an increase in regulatory and governmental investigations, audits and other inquiries. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

SEC Mutual Fund Share Class Investigation

The Company was the subject of an investigation by the Securities and Exchange Commission ("SEC") relating to certain fees charged to mutual fund customers. In particular, the SEC's investigation focused primarily on the Company's disclosures to advisory customers regarding its selection of mutual fund share classes that charged certain fees, known as 12b-1 fees. As of December 31, 2017, the Company accrued $7.5 million for the anticipated expense of settling the SEC investigation. In February 2018, the reserve was reduced to $7.3 million to reflect further analysis of the amount of customer remediation likely to be required in a final settlement. In March 2018, the Company reduced the reserve further to $5.8 million after transferring $1.5 million to an escrow account in anticipation of paying that amount to the SEC as disgorgement and monetary penalty in a final settlement. A final settlement order was entered by the SEC in April 2018 and the Company derecognized the remaining $5.8 million after transferring that amount to an escrow account in anticipation of disbursing those funds as customer remediation.

Other

In addition to the matters described above, the Company and persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company does not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Company's financial position. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

9. **Clearing Arrangement**

The Company signed a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). The services include, but are not limited to the following:

- executing customer trades;
- generating, preparing, and mailing of customer trade confirmations and account statements;
- settling transactions in securities between the Company and other brokers and dealers;

- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within two business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2018, there were no significant liabilities payable to NFS related to customer activities.

As of December 31, 2018, the Company had recorded a revenue receivable from the Clearing Agent of $13.5 million which is included in Receivables from brokers, dealers and others on the Consolidated Statement of Financial Condition. When applicable, receivables are settled in cash in the subsequent month, and as noted, activity is recorded on a trade date basis.

The Company's agreement with NFS has an expiration date in 2023. The agreement contains a significant termination penalty if the Company were to exit the agreement prior to the expiration date ($25 million at December 31, 2018). This penalty reduces to zero as of January 19, 2023. The Company does not have any intention at this point to terminate the clearing agreement with NFS prior to the expiration date.

10. **Property, Equipment and Leasing Arrangements**

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Property and equipment at December 31, 2018, consisted of:

(in thousands of dollars)

Leasehold and other improvements	$	446
Furniture		6,698
Equipment		7,545
Software		24,746
Jobs in process		4,323
Total cost		43,758
Less: Accumulated depreciation		(35,726)
Net property and equipment	$	8,032

Leasing Arrangements

The Company leases certain facilities and various types of equipment under noncancelable leases.

11.   **Fee-Based Revenue From Contracts With Customers**

The opening receivable balance related to revenue recognized in accordance with ASC Topic 606 was $18.7 million and $25.5 million at January 1, 2018 and December 31, 2018, respectively.

Costs to Obtain or Fulfill a Contract with a Customer
The Company recorded an asset for certain costs incurred to obtain revenue contracts with its customers. This asset consists of deferred broker commissions paid to employees for the investment advisory programs (managed accounts) offered to customers.

This asset is presented in the Prepaid expense and other assets line of the Consolidated Statement of Financial Condition. The Company had deferred broker commissions of $6.0 million and $5.8 million at January 1, 2018 and December 31, 2018, respectively.

12.   **Subsequent Events**

No significant subsequent events have occurred through the date of issuance (February 28, 2019) that would require additional disclosures in these notes to the consolidated financial statements at December 31, 2018.